EXHIBIT 3.3

AMENDMENT TO CERTIFICATE OF INCORPORATION
OF
TAMBORIL CIGAR COMPANY

Tamboril Cigar Company (the “Corporation”), pursuant to the requirements of Section 242 of the General Corporation Law of the State of Delaware, as amended, hereby adopts this Amendment to its Certificate of Incorporation.

WHEREAS, the Amendments to the Certificate of Incorporation set forth below were adopted by a resolution by the Corporation’s Board of Directors and submitted to the Corporation’s stockholders for their approval in accordance with the requirements of Section 242 of the General Corporation Law of Delaware; and

WHEREAS, the number of shares of common stock issued, outstanding and entitled to vote with respect to the respect to the amendments was 205,642,440 and in accordance with Section 242 of the General Corporation Law of Delaware, the holders of 177,999,767 shares of common stock voted in favor the amendments to the Corporation’s Certificate of Incorporation:

WITNESS, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, Article First is hereby amended to read in its entirety as follows:

FIRST: The name of the corporation (hereinafter called the “Corporation”) is:

Axion Power International, Inc.

AND

WITNESS FURTHER, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, Article Fourth is hereby amended to read in its entirety as follows:

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 62,500,000 shares of which 50,000,000 shares are designated as common stock, par value $.0001 per share (the “Common Stock”) and 12,500,000 shares of which are designated as preferred stock, par value $.0001 per share (the “Preferred Stock”).

(a)   The Board of Directors of the Corporation is hereby authorized to, by any resolution or resolutions duly adopted in accordance with the provisions of the General Corporation Law of the State of Delaware and the By-Laws of the Corporation, authorize the issuance of any or all of the preferred stock in any number of classes or series within such classes and in the resolution or resolutions authorizing such issuance, to set all terms of such preferred stock of any class or series, including, without limitation:

(1)   the designation of such class or series, the number of shares to constitute such class or series, whether the shares shall be of a stated par value or no par value, and the stated value thereof if different from the par value thereof;

(2)   the dividends, if any, payable on such class or series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other class or series of preferred stock;

(3)   whether the shares of such class or series shall be subject to redemption by the Corporation, and, if so, the times, prices and other conditions of such redemption;

(4)   the amount or amounts payable upon shares of such class or series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;

(5)   whether the shares of such class or series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such class or series for retirement or other Corporation purposes and the terms and provisions relating to the operation thereof;

(6)   whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of preferred stock or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(7)   the conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issue of any additional stock, including additional shares of such class or series or of any other class or series of Preferred Stock or of any other class; and

(8)   any other powers, preferences and relative, participating, options and other special rights, and any qualifications, limitations and restrictions, thereof.

(b)   The powers, preferences and relative, participating optional and other special rights of each class or series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.

(c)   As required pursuant to section 1123(a)(6) of title 11 of the United States Code, all shares of Common Stock and Preferred Stock issued and to be issued are and must be voting securities and, as to all Common Stock and Preferred Stock, voting power must be appropriately distributed by the Board of Directors of the Corporation on a proportional one-vote-per-share basis.

(d)   The Corporation shall not have the power or authority to issue any shares of capital stock without voting power.

(e)   Effective at 11:59 p.m. EDT on June 4, 2004

(1)   The Two Hundred Ten Million Four Hundred Twenty-Nine Thousand One Hundred and Four (210,429,104) issued and outstanding shares of the Corporation's $.0001 par value common stock shall be combined or "reverse split" into a lesser number of shares in the ratio of one (1) share of $.0001 par value common stock for every One Thousand Six Hundred (1,600) shares held by a stockholder immediately prior to the effective time set forth above for the reverse split.

(2)   No fractional shares of shall be issued in connection with the reverse split and any fractional shares resulting from the reverse split shall be rounded up to the next whole share. For purposes of determining the number of whole shares of common stock to which a stockholder is entitled to receive as a result of rounding up, all shares of common stock held by such stockholder, whether evidenced by one or more certificates, shall be aggregated.

(3)   Upon completion of the reverse split, the total issued and outstanding capital stock of the Corporation shall consist of One Hundred Thirty-Eight Thousand and Eighty Two (138,082) shares of $0.0001 par value Common Stock, more or less.

(4)   Following the effective time of the reverse split, until surrendered for cancellation and issuance of a replacement certificate, each certificate evidencing shares of common stock prior to the reverse split shall evidence the number of shares into which such shares have been combined.

IN WITNESS WHEREOF, Tamboril Cigar Company has caused this Certificate of Amendment to be signed by Kirk Tierney, its president, and John L. Petersen, its Secretary, this 4th day of June 2004.

TAMBORIL CIGAR COMPANY	ATTEST

/s/	/s/

KIRK TIERNEY, PRESIDENT	JOHN L. PETERSEN, SECRETARY